                                 Sempra Energy

                        Offer to Purchase for Cash up to
                     36,000,000 Shares of its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

                  at a Purchase Price not in Excess of $20.00
                         nor Less Than $17.50 Per Share

   The offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, February 25, 2000, unless the offer is extended.


To the Participants in the
   Sempra Energy and Subsidiary Savings Plans:

   Enclosed for your consideration are the Offer to Purchase dated January 26, 2000 and the related Letter of Transmittal in connection with the offer by Sempra Energy, a California corporation, to purchase shares of its common stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. As a participant in the Sempra Energy and Subsidiary Savings Plans (the "Savings Plans"), you may tender shares that you hold in the Savings Plans. If you wish to do so, you must direct the plan trustee to do so on your behalf by following the instructions in this letter.

   Sempra will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. Sempra will pay the same price for all shares purchased in the offer. Sempra will select the lowest purchase price that will allow it to buy 36,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased, subject to the conditions of the offer and the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase. Shares tendered at prices in excess of the purchase price that is determined by Sempra and shares not purchased because of proration or conditional tenders will be returned.

   If you do not wish to direct the sale of any portion of the shares in your Savings Plan account, you do not need to take any action.

   If you would like to direct the sale of some or all of the shares held in your Savings Plan account in response to this offer, detailed instructions on how to tender those shares are included in the enclosed materials.

   Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

   Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased. Sempra will not purchase all of the shares tendered at or below the purchase price if the offer is oversubscribed. The number of shares Sempra actually acquires will be determined by taking into consideration the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the expiration of the offer.

   Sempra reserves the right, in its sole discretion, to purchase more than 36,000,000 shares pursuant to the offer.

   You must carefully follow the instructions below if you want to direct the trustee to tender some or all of the shares in your Savings Plan account. Failure to follow the instructions below properly may make you ineligible to direct the trustee to tender the shares held in your Savings Plan account in the offer. T. Rowe Price Trust Company, as trustee of the Savings Plans, is the holder of record of the shares held in your Savings Plan account. Pursuant to your instructions, T. Rowe Price Trust Company will, through its agent, complete a Letter of Transmittal with respect to the shares held in your Savings Plan account. A tender of the shares held in your Savings Plan account can be made only by T. Rowe Price Trust Company, as the trustee of the Savings Plans and the registered holder of the shares.

   Under the terms of the Savings Plans, "employer matching funds" that Sempra or its subsidiaries have contributed and earnings on employer matching funds must be invested in Sempra Energy common stock. Thus, the proceeds received by the trustee from shares of Sempra Energy common stock you tender will be treated differently under the terms of the Savings Plans, depending upon whether the tendered shares were originally purchased with your contributions or with earnings on your contributions ("Employee Contribution Shares"), or with employer matching funds contributed by Sempra or its subsidiaries or earnings on those matching funds ("Employer Contribution Shares"). The proceeds received by the trustee from any Employee Contribution Shares will be invested following the tender offer initially in T. Rowe Price Summit Cash Reserves, a money market fund, pending further investment direction from the tendering participant. On the other hand, the proceeds received by the trustee from any Employer Contribution Shares will be reinvested under the terms of the plan in shares of Sempra common stock following the tender offer. After any successfully tendered shares are processed and the proceeds are credited to your Savings Plan account, you may contact T. Rowe Price by your normal manner of communication (e.g. participant service center, voice response or on-line access(R)) to exchange any proceeds held in the T. Rowe Price Summit Cash Reserves money market fund to any other investment option available under the terms of the Savings Plans. You should be aware that the proceeds of Employer Contribution Shares will be reinvested under the terms of the plans in Sempra common stock at the prevailing market price at the time of reinvestment, which price may be higher or lower than the purchase price paid by Sempra for shares in the tender offer.

   Because the terms and conditions of the Letter of Transmittal will govern the tender of the shares held in the Savings Plans, you should read the Letter of Transmittal carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender shares that are held in your Savings Plan account. You should also read the Offer to Purchase carefully before making any decision regarding the Offer.

   To instruct the trustee as to whether you want it to tender any or all of the shares held in your Savings Plan account, you should complete the enclosed Direction Form and return it to the trustee's agent in the enclosed envelope.

   Please note the following:

  1. Shares held in your Savings Plan accounts may be tendered at prices not in excess of $20.00 nor less than $17.50 per share, as indicated in the attached Instruction Form.

  2. The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions described in the Offer to Purchase.

  3. If the trustee's agent has not received your instructions at least three business days before the expiration of the offer, the trustee will not tender any shares held on your behalf in the plan. The offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless the offer is extended.

  4. The offer, proration period and withdrawal rights will also expire at 5:00 P.M., New York City time, on Friday, February 25, 2000, unless the offer is extended.

  5. The offer is for up to 36,000,000 shares, constituting approximately 15% of the shares outstanding as of January 25, 2000.

  6. Sempra's Board of Directors has authorized the making of the offer. However, neither Sempra nor Sempra's Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

  7. Tendering shareholders will not be obligated to pay any brokerage fees or commissions or solicitation fees to the Dealer Manager, Depositary, Information Agent or Sempra or, except as described in the Letter of Transmittal, stock transfer taxes on the transfer of shares pursuant to the offer.

   If you wish to direct the tender of any or all of the shares held in your Savings Plan account, you should instruct the trustee, through its agent, of your intentions in ample time to permit them to submit a tender on your behalf before the expiration of the offer period.

   If you want to withdraw a tender of shares held in your Savings Plan account, you may direct the trustee to withdraw those shares so long as the offer remains open or at any time after 12:00 Midnight, New York City time, on Wednesday, March 22, 2000, if they have not already been accepted for payment. Withdrawal instructions must be received by the trustee at least three business days before the expiration of the offer. The offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless the offer is extended.

   The offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of common stock of Sempra. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Sempra residing in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the securities laws of that jurisdiction.

   The Savings Plans are prohibited from selling shares to Sempra for a price that is less than the prevailing market price. Accordingly, if you elect to tender shares at a price that is lower than the prevailing price of Sempra's common stock on the New York Stock Exchange at the expiration of the offer, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than that closing price.

   In order to direct the trustee to tender shares held in your Savings Plan account, you must complete, execute and return the enclosed Direction Form to the trustee, through its agent, in ample time to permit the trustee to submit a tender on your behalf before the expiration of the offer. If the trustee has not received your instructions at least three business days before the expiration of the offer, unless the offer is extended, the trustee will not tender any shares held on your behalf in the plan. The offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless the offer is extended.

   Unless you direct the trustee, through its agent, on the enclosed Direction Form to tender the shares held in your Savings Plan account, no shares will be tendered.

   As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless withdrawn by the dates specified therein. If you instruct the trustee, through its agent, to tender the shares held in your Savings Plan account, and you subsequently decide to change your instructions, you may do so by submitting a written notice of change of instruction to the trustee, through its agent. The notice of change of instruction will be effective only if it is received by the trustee, through its agent, AT OR BEFORE THREE BUSINESS DAYS BEFORE THE EXPIRATION OF THE OFFER. THE OFFER IS SCHEDULED TO EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 25, 2000. Upon receipt of a timely notice of change of instruction to the trustee, through its agent, previous instructions to tender the shares will be deemed canceled. If you later wish to re-tender shares, you may call the trustee, through its agent, and submit a new Instruction Form. If you have any questions about the offer or any of the other matters discussed above, please call D. F. King & Co., Inc., the Information Agent, at (800) 431-9645.